SECURITIES EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Delfin Midstream Inc.

5949 Sherry Lane, Suite 950

Dallas, TX 75225

(214) 369-5695

with copies to:

Bruce Rosetto, Esq.

Greenberg Traurig, P.A.

5100 Town Center, Suite 400

Boca Raton, FL 33486

(561) 955-7625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88335R101

Page 2 of 5 Pages

1 NAME OF REPORTING PERSONS Delfin Midstream Inc.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 312,825,952
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 312,825,952
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,825,952
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14 TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88335R101

Page 3 of 5 Pages

EXPLANATORY NOTE

This statement amends and restates the Schedule 13D originally filed on January 10, 2018 to correct certain information included in the Item below, as well as to update information on Schedule A hereto. The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

(a)-(c), (f)

This Schedule 13D is being filed on behalf of Delfin Midstream Inc., a Delaware corporation (“Delfin Midstream” the “Reporting Person”). The principal business of Delfin Midstream is to create infrastructure for a United States based liquefied natural gas export project. The address of the principal office for each Reporting Person is 5949 Sherry Lane, Suite 950, Dallas, TX 75225. Delfin changed its corporate structure from a Delaware limited liability company to a corporation on May 1, 2018, in connection with a capital raise which closed June 12, 2018. In connection with the same transaction, Delfin is no longer controlled by Fairwood Peninsula Energy Corporation.

To the best knowledge of the Reporting Person, the name, residence or business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.

(d)-(e)

During the last five years, the Reporting Person has not (nor to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018

Fairwood Peninsula Energy Corporation

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

Delfin Midstream LLC

	By:	/s/ Frederick Jones
	Name:	Frederick Jones
	Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following is a list of the executive officers and directors of the Reporting Person setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached. Unless otherwise indicated below, the principal business address for each of the individuals listed below is c/o Toombs Hall & Foster, 5949 Sherry Lane, Suite 950, Dallas, TX 75225.

Delfin Midstream Inc. (“Delfin Midstream”)

Executive Officers

Name	Position	Principal Occupation or Employment	Citizenship
Frederick Jones	Chief Executive Officer	Chief Executive Officer, Fairwood	New Zealand
Jason Kalisman	Director	Chief Executive Officer, Talisman	United States
Jeffrey Cardinal	Director	Director of New Business Development, Enbridge Energy	Canada